



06039228



SMSC™
SUCCESS BY DESIGN

2006 ANNUAL REPORT



STANDARD-MICROSYSTEMS CORP
P.E. 2-28-06
RECD S.E.C.
JUN 1 2 2006
1086
0-7422







NEW DELHI

NEW YORK

PROCESSED
JUN 2 6 2006
THOMSON
FINANCIAL

SHANGHAI

TOKYO

SEOUL

MUNICH


customer intimacy,

SMSC IS HEADQUARTERED IN HAUPPAUGE, NEW YORK WITH OPERATIONS IN NORTH AMERICA, ASIA AND EUROPE. ENGINEERING DESIGN CENTERS ARE LOCATED IN ARIZONA, NEW YORK, TEXAS AND KARLSRUHE, GERMANY. ADDITIONAL INFORMATION IS AVAILABLE AT WWW.SMSC.COM.

everywhere, all the time

SMSC is a global supplier of semiconductor solutions that distribute video, sound, photos and data in the home, automobile, office and factory. Working closely with industry leading customers in the Consumer Electronics & Infotainment, Mobile & Desktop PC and Industrial & Other markets, we develop semi-custom and application specific standard products (ASSPs) that allow users to access or transfer their digital assets with convenience and speed.

Our products include USB2.0 hubs, card readers and mass storage devices, Input/Output (I/O), Ethernet and embedded networking devices, and in-vehicle networks optimized to deliver entertainment and navigation content.

SMSC's integrated circuit design expertise, coupled with our systems application knowledge, is core to our competitive advantage. The ability to integrate analog and digital functionality, known as mixed-signal design, has enabled the Company to build greater value into its products. Today, over 80% of the units we ship are mixed-signal in nature and this percentage is growing.

Increasingly, our technology assets are cross pollinating across SMSC's product lines as the end markets we target demand fuller featured solutions. The Company's value proposition makes it possible for customers to drive the convergence of content—whether in the home, the office, the factory or the car. USB ports in LCD monitors and set-top boxes, flash media card readers embedded in the face of printers and Ethernet ports in gaming systems and digital televisions are prime examples. The ability to deliver these smart connections to broad markets affords SMSC promising growth opportunities.

SMSC has consistently invested in building its product roadmap for larger addressable markets. As a result, the Company's product offering has grown dramatically over the past several years and our customer base has expanded accordingly. SMSC's product roadmap includes solutions that span a variety of diverse system architectures. As the Company continues to build critical mass in each of its target markets, it plans to expand in markets and technologies that are natural extensions of its current competencies.

Leveraging a fabless business model with manufacturing, assembly and test partners around the globe, SMSC is recognized as a fast, efficient and reliable supplier. This infrastructure is supported by a global sales force and key design teams that are close to customers in North America, Asia and Europe.


7:40 AM

applications focus

SMSC's strategy to win new designs has three elements:

- In-depth knowledge of end application hardware, software and market requirements.
- Innovative integrated circuit designs employing proprietary architectures to deliver high performance.
- Leveraging strong relationships with customers to help specify future products, harvest existing technologies, and ensure their success.

At the foundation of the Company's success is an understanding of how semiconductor technology and software serve fast changing markets that touch the lives of consumers every day. Armed with the ability to implement mixed-signal solutions with systems software, SMSC delivers competitive advantages to customers for their systems and end products. These solutions enable them to economically incorporate unique system features to compete in markets where cost is important, but market differentiation is paramount.

SMSC serves a broad array of markets and delivers more than just semiconductors. Our engineering teams tackle extraordinary customer design challenges. This role as an extension of our customer's design team means that we participate at the architectural level from project start, helping to ensure that customers' products meet the market's ever increasing demands for features, functionality and fast delivery.

This core competency has enabled SMSC to increase the value of its designs by including critical analog functions, or new features which reduce the burden on core processing functions.

In essence, we make it possible for our customers to lead the market with solutions that provide unique benefits, whether by enabling designers to address system issues such as heat sensitivity and power management, in helping them define new ways for end users to share media or link devices, or by making possible the delivery of content in the office, the home, the factory or the car.


network





hand-held


systems

10:10 PM



to my fellow shareholders,

This was a highly successful year for SMSC—we look at it as an "inflection point"—where significantly improved financial results show that our market strategies and the investments we have made in developing new products and markets are working. SMSC posted record semiconductor revenues for the third consecutive year, and significantly improved earnings.

For fiscal 2006, SMSC's total revenues were $319.1 million, a 54% increase from last year's $208.8 million. More than half of the growth (or $57.5 million) came organically, so that the product lines that we had entering the year grew 28% year-over-year—or more than three times the growth rate of the semiconductor industry as a whole. The acquisition of OASIS SiliconSystems (OASIS), which closed on March 30, 2005, has also met or exceeded our expectations, and added another $53 million in sales. Net income on a GAAP basis was $12.0 million or $0.55 per share, up from $1.6 million or $0.08 per share last year. On a non-GAAP basis our earnings per share reached $1.12 per share, almost four times last year's $0.29 per share, and operating profit reached 10.4% of sales, on the same basis*.

product sales
(dollars in millions)


2003 $154.2
2004 $192.0
2005 $197.8
2006 $308.3

More importantly, we believe we are well positioned for the future, with the products, market position and intellectual capital in place to deliver further growth. In fiscal 2007, we expect to be able to outgrow the semiconductor industry's revenue growth once again—which at this writing third-party estimates place in the range of 7.5%. We are aiming for twice that or about 15%. Further, our interim objective is to drive our non-GAAP operating income to 15 percent of sales when we reach an annual revenue run rate of $400 million. We aim to be a highly profitable, global market leader—and meaningful innovator—in the semiconductor industry.

This is a radically different company than it was seven years ago when I joined SMSC. We have completed what was a multi-year restructuring and diversification plan—dramatically shifting our development to analog and mixed-signal technologies and more than doubling in size through a combination of investment, internal growth and acquisition. In the past we had a much higher reliance on the PC market than we do today. PC products now account for less than half our sales and our primary focus is on the faster growing mobile portion of that market, which produces attractive revenue growth and higher margins.

We set out to broaden and deepen our product portfolio—and, we now have leading positions in USB2.0 connectivity and non-PCI Ethernet networking, both now ubiquitous technologies that support the rapidly growing consumer electronics and industrial markets. And with the OASIS acquisition, we have an exciting growth opportunity with what has emerged as the de facto networking

analog/mixed-signal content
(percentage of units shipped)


2003 35%
2004 53%
2005 68%
2006 79%

**See reconciliation of GAAP and adjusted non-GAAP measures on page 16.*

"In fiscal 2007, we expect to be able to outgrow the semiconductor industry's revenue growth once again—which at this writing third-party estimates place in the range of 7.5%. We are aiming for twice that or about 15%. Further, our interim objective is to drive our non-GAAP operating income to 15 percent of sales when we reach an annual revenue run rate of $400 million."

technology, known as MOST®, for the Automotive Infotainment market. At this stage, we are happy with the level of diversity in our business and can now turn our focus away from investing in market diversification and toward investments which enhance the profitability of our current product and market positions.

revenue contrbutions by vertical market
(fiscal 2006)


33%
consumer & electronics infotainment
mobile & desktop PCs
49%
industrial & other
18%

Strategically, we believe that the convergence of application functionality in the marketplace will be a continuing trend. By staying close to our customers we will be able to focus our talent properly, which increasingly will mean integrating combinations of our products in new customer-specific applications. SMSC's track record in anticipating and capitalizing on these trends has brought us to this "inflection point." It also gives us confidence that our product roadmaps are well grounded and that we can sustain longer-term growth.

Meanwhile, we remain highly sensitive to the fact that we operate in a market that has long been subject to cyclical demand swings, which arrive for reasons out of our control, and usually without clear advance warning. Therefore, we are pleased to have a strong balance sheet. We left the year with $155 million of cash and short-term investments and no bank debt. This will not only give us more than enough staying power should a downturn occur, but, gives us the flexibility to consider acquisitions when they make sense.

We have now completed two acquisitions in the time that I have been with the Company. Our 2002 acquisition of Gain Technology Corporation brought most of the analog design engineering talent underlying much of our current new product and market successes. This past year's OASIS acquisition was much larger, and is proving to be a successful marriage of two growth-minded companies—a great fit for its prospects, the market and technological strengths it brought, and, just as importantly, the strength and innovative character of its people. With two strategic acquisitions behind us, we are building a track record of successfully absorbing strategic acquisitions. Looking ahead, we will seek to add value through the purchase or investment in businesses that have a common thread to our core offerings, that allow us to lever current skills and bring further growth upside.

We believe we have set the stage for another successful year in fiscal 2007. We have the broadest semiconductor product portfolio in the history of SMSC, engineering talent that rivals some of the toughest competition in our business, and a global infrastructure that can service our customers wherever they choose to do business. We are there to meet our customers' needs in real-time—whether in problem-solving, design application, service or support. This approach is indicative of the value SMSC delivers and how we are building critical mass in our served markets.

As many of you are aware, Andy Caggia, our Chief Financial Officer for six years as we executed the SMSC transformation, retired from this position this past fall, but will continue to serve on the Company's Board of Directors. I would like to sincerely thank him for his significant contributions. In addition, I would also like to thank Bob Brill for his valued service over the past eleven years on SMSC's Board of Directors following the announcement that he will not seek reelection this summer. I know I speak on behalf of the entire Company in wishing them both the best of luck.

Lastly, I would like to thank all of our employees, customers, suppliers and shareholders for their continued support. SMSC's prospects are bright and we look forward to delivering another strong growth year in fiscal 2007.

Sincerely,

STEVEN J. BILODEAU
Chairman of the Board, President and
Chief Executive Officer

April 23, 2006

SHANGHAI, CHINA


10:10 AM

mobile-desktop

SMSC is a strategic supplier to the PC marketplace in designing application-critical I/O, system controller and environmental monitoring and control devices for mobile, desktop, server and embedded computing platforms. PC shipments grew by double-digit growth percentages in calendar 2005. This growth was principally driven by the adoption of portable computers, and that trend is expected to continue. In line with this, SMSC's worldwide sales growth in mobile semi-custom and ASSP devices in fiscal 2006 was stronger than ever.

These systems are continuing to evolve, and the lines between PCs and digital consumer devices are blurring. Consumers are increasingly watching DVDs or TV, playing games or listening to music through their multi-function PC systems. As the world's leading supplier of desktop I/O devices, SMSC is helping customers define the evolution of new platforms, such as media center PCs, that are well suited for applications outside of traditional computing.

Having planted a stake early on as a developer of interface solutions that are agnostic to processor platform, SMSC is well positioned to help its customers move quickly to serve a rapidly changing consumer environment. SMSC has capitalized on its position as a "go-to" engineering resource for these customers to anticipate architectural shifts. New architecture or platform changes and the incorporation of connectivity features such as USB hubs afford new growth opportunities for SMSC as the market grows even more diverse.

The Company's mixed-signal expertise is also a critical asset in defining solutions, problem-solving at the system level and seamlessly integrating features. For instance, with the many advances in consumer-PC interaction also comes the need to manage an increase in power. SMSC is responding with small, power-efficient designs that can combine thermal, security and system management capabilities with I/O, infrared and remote control functionality.

Keeping step with changes in the PC landscape toward increasing consumer content and growing mobile platforms helps SMSC ensure its unique place in the value supply chain for the industry's market leaders.


interface


technology


connectivity

MOBILE & DESKTOP PC

11:10 AM



networking

Today's consumers expect to enjoy audio and video content anytime, anywhere, and on a variety of devices. SMSC's flexible, highly integrated networking solutions enable high-speed data transfer between various consumer devices, supporting applications such as high-definition video, fast forward/reverse video playback, and content protection. Ethernet is the de-facto standard for networking technology in the home, providing a high-speed backbone for multimedia streaming and connectivity. Through new digital media interoperability standards such as those promoted by the Digital Living Networking Alliance (DLNA), devices such as digital TVs, DVDs and hard disk drive based video recorders, as well as digital media servers and adapters, are increasingly adopting Ethernet as the home networking backbone. SMSC is also riding the wave of Ethernet based Internet Protocol technologies enabling new voice/video telephony and TV broadcasting services over DSL broadband networks instead of traditional analog based phone and TV services.

SMSC is well known for its rich expertise and reliability as a provider of networking solutions to embedded markets. This expertise, along with a robust suite of software drivers, enables SMSC to deliver high throughput, flexible mixed-signal solutions for customers developing embedded applications. By working closely with customers, SMSC is also bringing a greater applications focus to this part of its business and developing application specific solutions to address system resource limitations and other challenges typical of embedded applications. As a result, we make it easier for system developers to add high throughput networking connectivity without adversely affecting performance of their main application.

The Company also serves a host of industrial applications, such as POS terminals, building and factory automation, and security systems that have additional needs such as wide temperature operating ranges and real-time, predictable communication behavior. To better serve these markets, in addition to Ethernet, SMSC also provides ARCNET based networking solutions. This high performance, easy-to-use internal networking technology requires little software to implement and offers "ready to go" deterministic networking with minimal load on the host system.

SMSC's networking product line has consistently produced strong double-digit revenue increases over the past several years and is expected to continue to be a key driver of growth for the Company.


consumer


11:10 AM

connectivity

Universal Serial Bus (USB), specifically USB2.0, is one of today's fastest growing connectivity standards. It has been deployed across diverse applications, and there is no practical replacement technology on the horizon today. Initially developed as a PC-centric interface, USB is now being deployed even more broadly into consumer products. SMSC has built a reputation as an innovator and markets a broad line of products, including hub, card reader, mass storage and transceiver devices. Our customer designs are aimed at allowing consumers to quickly and intuitively connect to and access content.

Target applications have become increasingly diversified among consumer electronics, PC, commercial and industrial markets and include devices such as set-top boxes, digital TVs and gaming, as well as PCs, displays, printers and point-of-sale equipment, and SMSC's USB product sales have more than tripled over the past several years.

System designers of consumer electronics products are under constant pressure to reduce costs, increase functionality and boost the simplicity of user interaction. Customers require fast feature development with minimal software integration risk. A rich mixed-signal portfolio has enabled SMSC to develop smaller, faster, more powerful designs. Many of them have been industry-first solutions, such as combinations of flash card readers with hubs, consumer infrared or IrDA controllers, and low pin count ULPI transceivers.

Customer intimacy, design capability, time-to-market and quality product are strong competitive advantages for SMSC. This skill set supports the Company's success in helping to drive USB2.0 adoption across multiple connected platforms, particularly as the market continues to shift from stand-alone USB devices to higher volume, embedded solutions like displays and multifunction printers.

Rather than simply supplying discrete system parts, SMSC enables a comprehensive connectivity infrastructure of devices that share media. The Company's broad expertise in USB, Ethernet and systems solutions brings a unique application specific capability. So, we can effectively problem solve for complex systems requiring integration expertise and meet customer time-to-market demands. As a result, we are a trusted supplier to some of the world's largest consumer electronics and PC peripheral suppliers.



video



audio



internet

CONSUMER ELECTRONICS & INFOTAINMENT

MUNICH, GERMANY

4:10 AM



auto infotainment

SMSC's Media Oriented Systems Transport (MOST®) technology enables the networking of infotainment systems in automobiles by providing the means to distribute multimedia entertainment functions among various control devices in the car. With MOST, in-vehicle consumer applications such as DVD players, MP3 players, GPS systems, car phones and Bluetooth devices work seamlessly as a single system rather than independent devices, each requiring its own control. SMSC is the leading silicon provider of this IP and acts as a one-stop shop for its customers in also delivering network management software and tools for the networking protocol.

Cars are the ultimate consumer electronics platform, where audio, video and data communications come together. The growing number of advanced functions in today's automobiles makes it necessary for them to be controlled as one entity to reduce interference, enhance the performance of applications and make the end user experience enjoyable. The ability to digitally convert and manage multiple "real world" tasks associated with visual and audio interfaces in the car must be dependable and simple to use. Our in-vehicle networking expertise addresses all of these requirements and allows for the seamless operation of the only true network of consumer devices deployed in automobiles.

Following its introduction in the BMW 7 Series in 2001, MOST is now used in approximately 40 vehicle models serving most of the industry's leading European automakers. It is the only high-speed vehicle network in widespread production and the only standard infotainment network currently adopted by a variety of leading automakers, including Audi, BMW, Land Rover, DaimlerChrysler, Porsche, Saab and Volvo.

SMSC's automotive infotainment product line is another key driver of growth for the Company. Having successfully penetrated the European market, which is commonly an early adopter of leading automotive technology trends, the Company expects to expand into Asia next. The technology is also at an inflection point, crossing the line from high-end luxury automobiles to the higher volume mid-class automobiles.


phone


entertainment


8:52
Map
St James'S Park station
A3212 Millbank
iPAQ
mobile

CONSUMER ELECTRONICS & INFOTAINMENT

reconciliation of GAAP and adjusted non-GAAP consolidated financial data (unaudited)

(in thousands, except per share data)

	2006			2005		
Fiscal year ended February 28,	**GAAP**	**Adjustment**	**Non-GAAP**	GAAP	Adjustment	Non-GAAP
Revenues	**$319,118**	**$ —**	**$319,118**	$208,815	$ —	$208,815
Costs and expenses:						
Cost of goods sold	**172,309**	**(2,282)[a]**	**170,027**	114,066	(8)[a]	114,058
Research and development	**58,274**	**(2,757)[b]**	**55,517**	42,988	(32)[b]	42,956
Selling, general and administrative	**68,508**	**(8,013)[b]**	**60,495**	48,759	(85)[b]	48,674
Amortization of intangible assets	**5,802**	**(5,802)[c]**	**—**	1,113	(1,113)[c]	—
In-process research and development	**895**	**(895)[d]**	**—**	—	—	—
Settlement charge	**—**	**—**	**—**	6,000	(6,000)[e]	—
Gains on real estate transactions	**—**	**—**	**—**	(1,017)	1,017[f]	—
Income (loss) from operations	**13,330**	**19,749**	**33,079**	(3,094)	6,221	3,127
Interest income	**3,288**	**—**	**3,288**	2,532	—	2,532
Other expense, net	**(76)**	**—**	**(76)**	(103)	—	(103)
Income (loss) before provision for income taxes	**16,542**	**19,749**	**36,291**	(665)	6,221	5,556
Provision for (benefit from) income taxes	**4,512**	**7,121[g]**	**11,633**	(2,267)	2,178[g]	(89)
Net income	**$ 12,030**	**$12,628**	**$ 24,658**	$ 1,602	$ 4,043	$ 5,645
Basic net income per share	**$ 0.58**		**$ 1.19**	$ 0.09		$ 0.31
Diluted net income per share	**$ 0.55**		**$ 1.12**	$ 0.08		$ 0.29
Weighted average common shares outstanding:						
Basic	**20,783**		**20,783**	18,376		18,376
Diluted	**21,998**		**21,998**	19,318		19,318

Notes:

SMSC uses certain non-GAAP information to evaluate its operating results and believes such information also provides investors with additional insight into its underlying operations. This schedule presents a full reconciliation between GAAP and non-GAAP operating measures.

(a) The adjustment to cost of goods sold for the fiscal year ended February 28, 2006 includes $1,652 to remove the impact of writing up the cost of inventory at the date of the OASIS acquisition over OASIS' original cost of the inventory. That write-up only impacted GAAP cost of goods sold for the turnover period of the OASIS inventory at the date of acquisition, which was completed in September 2005. The remaining $630 adjustment to cost of goods sold removes non-cash charges associated with Stock Appreciation Rights (SARs). The adjustment for the fiscal year ended February 28, 2005 removes a charge of $8 associated with SARs. As SARs are exercised, the actual cash cost of SARs is included within non-GAAP operating measures.

(b) The adjustments to research & development and selling, general & administrative expenses remove the impact of non-cash charges associated with SARs. As SARs are exercised, the actual cash cost of SARs is included within non-GAAP operating measures.

(c) The adjustment to amortization of intangible assets for the fiscal year ended February 28, 2006 includes $4,740 related to the OASIS acquisition and $1,062 related to the fiscal 2003 acquisition of Gain Technology Corporation (Gain). The adjustment for the fiscal year ended February 28, 2005 relates entirely to the Gain acquisition.

(d) The adjustment to in-process research and development for the fiscal year ended February 28, 2006 removes a charge related to the OASIS acquisition.

(e) The adjustment to settlement charge for the fiscal year ended February 28, 2005 removes the impact of a litigation settlement payment.

(f) The adjustment to gains on real estate transactions for the fiscal year ended February 28, 2005 removes a gain realized on the sale of an idle facility.

(g) The adjustments to the provision for (benefit from) income taxes were determined by applying the appropriate incremental tax rates to the adjustments described in notes (a) through (f) above.

2006 ANNUAL REPORT

consolidated balance sheets

(in thousands, except per share data)

As of February 28,	**2006**	2005
Assets		
Current assets:		
Cash and cash equivalents	**$ 43,932**	$116,126
Short-term investments	**111,101**	56,519
Accounts receivable, net	**39,802**	23,499
Inventories	**41,861**	33,310
Deferred income taxes	**17,457**	17,701
Other current assets	**5,651**	4,584
Total current assets	**259,804**	251,739
Property, plant and equipment, net	**38,140**	22,630
Goodwill	**94,606**	29,435
Intangible assets, net	**44,039**	3,584
Deferred income taxes	**8,307**	7,163
Other assets	**3,314**	4,708
Total assets	**$448,210**	$319,259
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	**$ 27,220**	$ 15,995
Deferred income on shipments to distributors	**13,205**	7,689
Accrued consideration payable pursuant to business acquisition agreement	**17,750**	—
Accrued expenses, income taxes and other liabilities	**28,919**	13,400
Total current liabilities	**87,094**	37,084
Deferred income taxes	**9,817**	—
Other liabilities	**17,330**	12,326
Commitments and contingencies		
Shareholders' equity:		
Preferred stock	**—**	—
Common stock	**2,400**	2,053
Additional paid-in capital	**250,792**	187,854
Retained earnings	**112,642**	100,612
Treasury stock	**(25,961)**	(23,799)
Deferred stock-based compensation	**(3,953)**	(1,925)
Accumulated other comprehensive (loss) income	**(1,951)**	5,054
Total shareholders' equity	**333,969**	269,849
Total liabilities and shareholders' equity	**$448,210**	$319,259

consolidated statements of operations

(in thousands, except per share data)

For the fiscal years ended February 28 or 29,	2006	2005	2004
Product sales	**$308,345**	$197,803	$191,969
Intellectual property revenues	**10,773**	11,012	23,904
	319,118	208,815	215,873
Operating expenses (income)			
Costs of goods sold (exclusive of amortization shown below)	**172,309**	114,066	106,236
Research and development	**58,274**	42,988	38,793
Selling, general and administrative	**68,508**	48,759	42,168
Amortization of intangible assets	**5,802**	1,113	1,311
In-process research and development	**895**	—	—
Gains on real estate transactions	—	(1,017)	(1,444)
Settlement charge	—	6,000	—
Income (loss) from operations	**13,330**	(3,094)	28,809
Interest income	**3,288**	2,532	1,918
Interest expense	**(56)**	(134)	(112)
Other (expense) income	**(20)**	31	(821)
Income (loss) before income taxes and minority interest	**16,542**	(665)	29,794
Provision for (benefit from) income taxes	**4,512**	(2,267)	8,051
Minority interest in net income of subsidiary	—	—	201
Income from continuing operations	**12,030**	1,602	21,542
Loss from discontinued operations (net of income tax)	—	—	(24)
Net income	**12,030**	1,602	21,518
Gain on redemption of preferred stock of subsidiary	—	—	6,685
Net income applicable to common shareholders	**$ 12,030**	$ 1,602	$ 28,203
Basic net income per share:			
Income from continuing operations	**$ 0.58**	$ 0.09	$ 1.25
Loss from discontinued operations	—	—	—
Basic net income per share	**0.58**	0.09	1.25
Gain on redemption of preferred stock of subsidiary	—	—	0.39
Basic net income applicable to common shareholders	**$ 0.58**	$ 0.09	$ 1.64
Diluted net income per share:			
Income from continuing operations	**$ 0.55**	$ 0.08	$ 1.17
Loss from discontinued operations	—	—	—
Diluted net income per share	**0.55**	0.08	1.17
Gain on redemption of preferred stock of subsidiary	—	—	0.36
Diluted net income applicable to common shareholders	**$ 0.55**	$ 0.08	$ 1.53

consolidated statements of cash flows

(in thousands)

For the fiscal years ended February 28 or 29,	**2006**	2005	2004
Cash flows from operating activities:			
Cash received from customers and licensees	**$ 315,687**	$ 207,854	$ 218,127
Cash paid to suppliers and employees	**(262,198)**	(213,309)	(173,559)
Interest received	**2,935**	2,489	1,777
Interest paid	**(57)**	(134)	(112)
Income (taxes paid) tax refunds received	**(2,935)**	6,636	174
Net cash provided by operating activities	**53,432**	3,536	46,407
Cash flows from investing activities:			
Capital expenditures	**(23,750)**	(8,432)	(10,380)
Acquisition of OASIS SiliconSystems Holding AG, net of cash acquired	**(60,084)**	—	—
Purchase of minority interest in subsidiary	**—**	—	(5,180)
Sales of property, plant and equipment	**22**	1,670	7,121
Purchases of short-term and long-term investments	**(581,659)**	(434,355)	(588,272)
Sales and maturities of short-term and long-term investments	**527,119**	537,617	528,441
Other	**(154)**	22	155
Net cash provided by (used for) investing activities	**(138,506)**	96,522	(68,115)
Cash flows from financing activities:			
Proceeds from issuance of common stock	**18,104**	4,218	18,912
Purchases of treasury stock	**(2,162)**	(345)	—
Repayments of obligations under capital leases and notes payable	**(1,955)**	(2,144)	(1,564)
Net cash provided by financing activities	**13,987**	1,729	17,348
Effect of foreign exchange rate changes on cash and cash equivalents	**(1,107)**	289	829
Net cash provided by discontinued operations—operating activities	**—**	—	2,586
Net increase (decrease) in cash and cash equivalents	**(72,194)**	102,076	(945)
Cash and cash equivalents at beginning of year	**116,126**	14,050	14,995
Cash and cash equivalents at end of year	**$ 43,932**	$ 116,126	$ 14,050

(continued)

For the fiscal years ended February 28 or 29,	**2006**	2005	2004
Reconciliation of income from continuing operations to net cash provided by operating activities:			
Income from continuing operations	**$ 12,189**	$ 1,602	$ 21,542
Adjustments to reconcile income (loss) from continuing operations to net cash provided by operating activities, net of the effects of business acquisition:			
Depreciation and amortization	**16,654**	11,534	9,984
Deferred income taxes	**323**	87	(9,008)
Stock-based compensation	**13,079**	1,130	1,100
In-process research and development	**895**	—	—
Gains on sales of investments and property	**(22)**	(1,017)	(696)
Non-cash asset impairments and write-offs	**—**	2,734	—
Tax benefits from employee stock plans	**5,693**	872	7,778
Other adjustments, net	**24**	(35)	213
Changes in operating assets and liabilities:			
Accounts receivable	**(11,396)**	(7,023)	622
Inventories	**3,295**	(10,056)	(5,022)
Accounts payable, deferred income, accrued expenses and other liabilities	**16,092**	2,769	9,048
Current income taxes	**(4,439)**	3,415	9,480
Other changes, net	**1,204**	(2,476)	1,366
Net cash provided by operating activities	**$ 53,432**	$ 3,536	$ 46,407

selected financial data

(in thousands, except per share data)

As of February 28 or 29, and for the fiscal years then ended	**2006**	2005	2004	2003	2002
Operating Results					
Product sales	**$308,345**	$197,803	$191,969	$154,244	$128,528
Intellectual property revenues	**10,773**	11,012	23,904	1,273	30,770
Total sales and revenues	**319,118**	208,815	215,873	155,517	159,298
Costs of good sold	**172,309**	114,066	106,236	86,093	81,264
Research and development	**58,274**	42,988	38,793	31,166	31,178
Selling, general and administrative	**68,508**	48,759	42,168	36,268	32,744
Amortization of intangible assets	**5,802**	1,113	1,311	1,167	—
In-process research and development	**895**	—	—	—	—
Gains on real estate transactions	—	(1,017)	(1,444)	—	—
Settlement charge	—	6,000	—	—	—
Restructuring costs	—	—	—	(247)	7,734
Operating income (loss)	**13,330**	(3,094)	28,809	1,070	6,378
Other income (expense), net	**3,212**	2,429	985	(14,446)	4,308
Income (loss) from continuing operations (net of tax)	**12,030**	1,602	21,542	(6,971)	7,475
Net loss from discontinued operations	—	—	(24)	(500)	(1,564)
Net income (loss)	**12,030**	1,602	21,518	(7,471)	5,911
Gain on redemption of preferred stock of subsidiary	—	—	6,685	—	—
Net income (loss) applicable to common shareholders	**$ 12,030**	$ 1,602	$ 28,203	$ (7,471)	$ 5,911
Diluted net income (loss) per share					
Income (loss) from continuing operations	**$ 0.55**	$ 0.08	$ 1.17	$ (0.42)	$ 0.44
Net income (loss)	**$ 0.55**	$ 0.08	$ 1.16	$ (0.45)	$ 0.35
Net income (loss) applicable to common shareholders	**$ 0.55**	$ 0.08	$ 1.53	$ (0.45)	$ 0.35
Diluted weighted average common shares outstanding	**21,998**	19,318	18,479	16,538	16,900

(continued)

As of February 28 or 29, and for the fiscal years then ended	**2006**	2005	2004	2003	2002
Balance Sheet and Other Data					
Cash and liquid investments	**$155,033**	$172,645	$173,897	$112,897	$126,660
Working capital	**$172,710**	$214,655	$191,199	$145,639	$154,981
Capital expenditures	**$ 23,750**	$ 8,432	$ 10,380	$ 5,695	$ 4,488
Depreciation and amortization	**$ 16,654**	$ 11,534	$ 9,984	$ 9,809	$ 10,760
Total assets	**$448,210**	$319,259	$310,025	$252,607	$236,063
Long-term obligations	**$ 17,330**	$ 12,326	$ 12,104	$ 12,037	$ 6,973
Shareholders' equity	**$333,969**	$269,849	$262,102	$204,012	$193,453
Book value per common share	**$ 15.18**	$ 14.44	$ 14.27	$ 12.17	$ 12.14

The operating results presented above reflect:

- *The receipts of $10.3 million, $10.0 million, $22.5 million and $29.6 million of special intellectual property payments in fiscal 2006, 2005, 2004 and 2002, respectively.*
- *Sales of real estate in fiscal 2005 and 2004.*
- *A litigation settlement charge of $6.0 million in fiscal 2005.*
- *The write-off of inventory held by one of the Company's distributors during fiscal 2005.*
- *The Company's acquisition of OASIS SiliconSystems Holding AG in fiscal 2006.*
- *The Company's acquisition of Gain Technology Corporation in fiscal 2003.*
- *$16.3 million of investment impairment charges recorded in fiscal 2003, for investments in Chartered Semiconductor and SMC Networks Inc.*
- *$9.0 million of business restructuring charges recorded in fiscal 2002, including $1.3 million within costs of goods sold and $7.7 million within operating expenses.*

quarterly financial data (unaudited)

(in thousands, except per share data)

Fiscal 2006	Quarter Ended May 31	Aug. 31	Nov. 30	Feb. 28
Sales and revenues	$68,807	$79,060	$86,623	$84,628
Income (loss) from operations	3,710	(108)	6,730	2,998
Net income	3,027	19	5,391	3,593
Basic net income per share	$ 0.15	$ —	$ 0.26	$ 0.17
Diluted net income per share	$ 0.15	$ —	$ 0.24	$ 0.15
Average shares outstanding:				
Basic net income per share	20,066	20,630	20,983	21,468
Diluted net income per share	20,476	21,611	22,543	23,304

Operating results for fiscal 2006 include the operating results of OASIS SiliconSystems Holding AG subsequent to March 30, 2005.

Operating results for the fourth quarter include adjustments aggregating to $0.2 million for office lease expenses relating to prior periods.

Corporate Headquarters
80 Arkay Drive
Hauppauge, New York 11788
Telephone: 631-435-6000
Fax: 631-273-5550
Web Site: www.smsc.com

Common Stock
NASDAQ Stock Symbol: SMSC
During the fiscal year ended February 28, 2006, prices of the Company's common stock were:

High	$34.97
Low	$13.39
Closing	$32.52

2006 Annual Meeting of Shareholders
The 2006 Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, July 11, 2006 at The Hyatt Regency Wind Watch, 1717 Motor Parkway, Hauppauge, New York 11788.

Form 10-K
A copy of Form 10-K filed with the Securities and Exchange Commission can be obtained upon request to Corporate Communications, SMSC, at the corporate headquarters address above.

Shareholder Inquiries, Change of Address or Duplicate Mailings
Questions concerning stock transfer, lost certificates or other administrative matters should be directed to American Stock Transfer & Trust Company by calling 1-800-937-5449. If you change your address or wish to consolidate duplicate mailings, please contact American Stock Transfer & Trust Company at the address below or by e-mail at www.info@amstock.com.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane, Lobby Floor
New York, New York 10038
Attention: Shareholder Relations
Web Site: www.amstock.com

Auditors
PricewaterhouseCoopers LLP
401 Broadhollow Road
Melville, New York 11747

Legal Counsel
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006

Worldwide Presence
SMSC North America
Hauppauge, New York
Austin, Texas
Phoenix, Arizona
Tucson, Arizona
San Jose, California

SMSC Europe
Karlsruhe, Germany
Munich, Germany
Gothenburg, Sweden

SMSC Asia
Hong Kong, China
Shanghai, China
Shenzhen, China
Taipei, Taiwan
Seoul, Korea
Singapore

SMSC Japan
Tokyo, Japan
Osaka, Japan

Board of Directors

Steven J. Bilodeau
Chairman of the Board,
President and Chief Executive Officer

Dr. Robert M. Brill
General Partner
Newlight Associates

Andrew M. Caggia
Senior Vice President and
Retired Chief Financial Officer
SMSC

Timothy P. Craig
President, Consumer Printer Division
Lexmark International (Retired)

Peter F. Dicks
Corporate Director

James A. Donahue
President and Chief Executive Officer
Cohu, Inc.

Ivan T. Frisch
Executive Vice President and Provost
Polytechnic University (Retired)

Senior Officers

Steven J. Bilodeau*
Chairman of the Board,
President and Chief Executive Officer

David S. Smith*
Senior Vice President and Chief Financial Officer

Robert E. Hollingsworth
Senior Vice President

Peter S. Byrnes*
Vice President

Joseph S. Durko*
Vice President, Controller and
Chief Accounting Officer

Walter Siegel*
Vice President, General Counsel and Secretary

Douglas Smith
Vice President and Chief Technology Officer

Mitchell A. Statham*
Vice President

Johnson Tan
Vice President

Dr. Christian Thiel
Vice President

Yasuo Suzuki
President
SMSC Japan

*Executive Officer

Forward-Looking Statements:

Except for historical information contained herein, the matters discussed in this shareholder report are forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These uncertainties may cause our actual future results to be materially different from those discussed in forward-looking statements. Our risks and uncertainties include the timely development and market acceptance of new products; the impact of competitive products and pricing; our ability to procure capacity from our suppliers and the timely performance of their obligations, the effects of changing economic conditions domestically and internationally and on our customers; changes in customer order patterns, our relationships with and dependence on customers and growth rates in the personal computer, consumer electronics and embedded and automotive markets and within our sales channel; changes in customer order patterns, including order cancellations or reduced bookings; the effects of tariff, import and currency regulation; potential or actual litigation; and excess or obsolete inventory and variations in inventory valuation, among others. In addition, SMSC competes in the semiconductor industry, which has historically been characterized by intense competition, rapid technological change, cyclical market patterns, price erosion and periods of mismatched supply and demand.

Our forward-looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC at this time. Such statements are subject to change, and the Company does not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in the Company's reports filed with the SEC. Investors are advised to read the Company's Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission, particularly those sections entitled "Other Factors That May Affect Future Operating Results" or "Risk Factors" for a more complete discussion of these and other risks and uncertainties.



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SMSC
SUCCESS BY DESIGN

80 Arkay Drive
Hauppauge, New York 11788
Phone: 631-435-6000 Fax: 631-273-5550
www.smsc.com